UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         Central Securities Corporation
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                                (Name of Issuer)

         Convertible Preference Stock, $2.00 Series D, without par value
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                         (Title of Class of Securities)

                                   155123-40-9
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                                 (CUSIP Number)


                    Christian A. Johnson Endeavor Foundation,
                       Attention: Julie J. Kidd, President
                                1060 Park Avenue
                            New York, New York 10128
                        Telephone Number: (212) 534-6620
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 30, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (section) 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See (section)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                             --------------------------
CUSIP No. 155123-40-9                 13D                      Page 2 of 4 Pages
-------------------------                             --------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Christian A. Johnson Endeavor Foundation  S.S. # 13-6147952
--------- ----------------------------------------------------------------------

   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------

   4
          SOURCE OF FUNDS*

          00
--------- ----------------------------------------------------------------------

   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------- ----------------------------------------------------------------------

   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------- ----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                0
                    ------- ----------------------------------------------------

                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               0
                    ------- ----------------------------------------------------

       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            0
                    ------- ----------------------------------------------------

      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            0
------------------- ------- ----------------------------------------------------
--------- ----------------------------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------- ----------------------------------------------------------------------

12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|
--------- ----------------------------------------------------------------------

13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0

--------- ----------------------------------------------------------------------

14
          TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 155123-40-9                 13D                      Page 3 of 4 Pages


                  The Schedule 13D filed by the Christian A. Johnson Endeavor Foundation (the "Foundation") on April 29, 1985 with respect to the Convertible Preference Stock, $2.00 Series D, without par value ("Series D Stock"), of Central Securities Corporation ("Central"), as amended by Amendment No. 1 filed on January 30, 1987, is hereby amended as follows:
Item 5 is hereby amended and restated in its entirety as follows:

Item 5. Interest in Securities of the Issuer. In connection with a call for the redemption of the Series D Stock on August 1, 1999, the Foundation surrendered a total of 249,237 shares of Series D Stock for conversion on July 30, 1999 into 910,213 shares of the common stock, $1.00 par value per share of Central. The Foundation has ceased to beneficially own any shares of Series D Stock and will make no further amendments to this Schedule 13D as the Series D Stock was redeemed on August 1, 1999.

CUSIP No. 155123-40-9                 13D                      Page 4 of 4 Pages


                                    SIGNATURE
                                    ---------
                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 1999

                        CHRISTIAN A. JOHNSON ENDEAVOR FOUNDATION



                         By: /s/ Julie J. Kidd
                            ------------------------------------------
                            Julie J. Kidd
                            President